

May 25, 2007

<u>Via Facsimile (586) 446-1783 and US Mail</u>

Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke Avenue
Warren, MI 48093

Re: **Asset Acceptance Capital Corp.**
Schedule TO-I/A filed on May 23, 2007
SEC File No. 5-80445

Dear Mr. Herbert:

We have reviewed the amended filing listed above and have the following additional comment. All defined terms have the same meaning as in the tender offer materials or your response letter dated May 23, 2007, unless otherwise indicated.

1. Refer to comment 1 in our prior comment letter dated May 17, 2007 and your response. You state that the agreement to repurchase Sellers' shares pre-dates the announcement of the tender offer on April 24, 2007. However, as you know, the Stock Repurchase Agreement memorializing that agreement is dated May 8, 2007. Please state when Sellers and Asset Acceptance Capital Corp. reached the binding agreement for the share repurchase which you describe in your response letter. We may have additional comments.

Please respond to the above comment promptly in a response letter filed via EDGAR. If you would like to discuss, please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions